Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-176914

Pricing Supplement to the Prospectus dated September 19, 2011, the Prospectus Supplement dated September 19, 2011 and the Currency Terms Supplement dated August 24, 2012 — No. 1895

The Goldman Sachs Group, Inc. $28,180,000 Leveraged Currency-Linked Medium-Term Notes, Series D, due 2014 (Linked to an Equally Weighted Basket of Exchange Rates)

The notes do not bear interest.  The amount that you will be paid on your notes on the stated maturity date (December 29, 2014) is based on the performance of an equally weighted basket comprised of the Mexican Peso/U.S. Dollar, Korean Won/U.S. Dollar, Indonesian Rupiah/U.S. Dollar and Turkish Lira/U.S. Dollar exchange rates as measured from the trade date (December 21, 2012) to and including the determination date (December 22, 2014). Each basket exchange rate is expressed as the relevant foreign currency value of one U.S. dollar.  By purchasing this note, investors take the view that the foreign currencies will, on a net basis, appreciate in value against the U.S. dollar over the period from the trade date to and including the determination date.  If the basket return (defined below) is positive, the return on your notes will be positive.  If the basket return (defined below) is negative, you will receive less than the face amount of your notes, subject to a minimum of $950 for each $1,000 face amount of your notes.  Due to the way in which we calculate the currency returns, the maximum amount you may receive for each $1,000 face amount of your notes is limited to $3,230.

To determine your payment at maturity, we will calculate the basket return by subtracting the initial basket level of 100 from the final basket level and dividing the resulting number by the initial basket level and expressing this result as a percentage.  The final basket level will equal the sum of (i) 100 plus (ii) 100 times the sum of the results of (a) the initial exchange rate for each basket exchange rate minus the final exchange rate for each basket exchange rate divided by (b) the initial exchange rate times (c) 25%.  The basket return may reflect a positive return (based on any net appreciation in the value of the currencies against the U.S. dollar) or a negative return (based on any net depreciation in the value of the currencies against the U.S. dollar).

On the stated maturity date, for each $1,000 face amount of your notes you will receive an amount in cash equal to:

•                  if the basket return is zero or positive, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 2.23 times (c) the basket return; or

•                  if the basket return is negative, the greater of (i) the minimum settlement amount of $950 and (ii) the sum of (a) $1,000 plus (b) the product of (1) $1,000 times (2) the basket return.

Your investment in the notes involves certain risks, including, among other things, our credit risk.  See page PS-12.

The foregoing is only a brief summary of the terms of your notes. You should read the additional disclosure provided herein so that you may better understand the terms and risks of your investment.

The estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is equal to approximately $970 per $1,000 face amount, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted.

Original issue date:	December 28, 2012	Original issue price:	100% of the face amount*
Underwriting discount:	1.675% of the face amount	Net proceeds to the issuer:	98.325% of the face amount

*Accounts of certain national banks, acting as purchase agents for such accounts, have agreed with the purchase agents to pay a purchase price of 98.50% of the face amount, and as a result of such agreements, the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount from Goldman, Sachs & Co.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.  The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.	JPMorgan Placement Agent

Pricing Supplement dated December 21, 2012.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale.  Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below.  Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. and references to the “accompanying currency terms supplement” mean the accompanying currency terms supplement, dated August 24, 2012, of The Goldman Sachs Group, Inc.

This section is meant as a summary and should be read in conjunction with the section entitled “Supplemental Terms of the Notes” on page S-10 of the accompanying currency terms supplement. Please note that certain features, as noted below, described in the currency terms supplement are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying currency terms supplement.

Key Terms

Issuer:	The Goldman Sachs Group, Inc.
Face amount:

each note will have a face amount of $1,000; $28,180,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Basket exchange rates:	the MXN/USD, KRW/USD, IDR/USD and TRY/USD exchange rates, expressed as the applicable foreign currency value of one U.S. dollar (USD)
Purchase at amount other than face amount:

the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount.  See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-13 of this pricing supplement

Supplemental discussion of U.S. federal income tax consequences:

We intend to treat the notes as debt instruments subject to the special rules governing contingent payment debt instruments for U.S. federal income tax purposes.  Under this treatment, it is the opinion of Sidley Austin LLP that if you are a U.S. individual or taxable entity, you generally should be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income.  Please see “Supplemental Discussion of Federal Income Tax Consequences” below for a more detailed discussion.

Cash settlement amount (on the stated maturity date):	for each $1,000 face amount of your notes, we will pay you an amount in cash equal to:
• if the basket return is zero or positive, the the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate times (c) the basket return; or
• if the basket return is negative, the greater of (i) the minimum settlement amount and (ii) the sum of (a) $1,000 plus (b) the product of (1) $1,000 times (2) the basket return

Minimum settlement amount:	$950.00
Upside participation rate:	223.00%

Initial exchange rates:

Basket Exchange Rate	Initial Exchange Rate
MXN/USD	12.8752
KRW/USD	1,075.40
IDR/USD	9,792
TRY/USD	1.7959

Final exchange rate:

the level of the applicable basket exchange rate on the determination date, determined as described under “Supplemental Terms of Your Notes — Special Calculation Provisions — Level of an Exchange Rate” beginning on page S-23 of the accompanying currency terms supplement, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Non-Fixing Day” beginning on page S-19 of the accompanying currency terms supplement

Initial basket level:	100
Final basket level:

the final basket level will equal the sum of (i) 100 plus (ii) 100 times the sum of the results of (a) the initial exchange rate for each basket exchange rate minus the final exchange rate for each basket exchange rate divided by (b) the initial exchange rate for each basket exchange rate times (c) the respective basket weighting for each basket exchange rate, as determined by the calculation agent on the determination date, subject to the circumstances described under “Supplemental Terms of the Notes — Consequences of a Non-Fixing Day” on page S-19 of the accompanying currency terms supplement

Basket weightings:	the basket exchange rates are equally weighted as set forth in the table below:

Basket Exchange Rate	Weight in Basket
MXN/USD	25%
KRW/USD	25%
IDR/USD	25%
TRY/USD	25%

Basket return:	the quotient of (1) the final basket level minus the initial basket level divided by (2) the initial basket level, expressed as a positive or negative percentage
Trade date:	December 21, 2012
Original issue date (settlement date):	December 28, 2012
Determination date:	December 22, 2014, subject to adjustment as described under “Supplemental Terms of the Notes — Determination Date” on page S-11 of the accompanying currency terms supplement
Stated maturity date:	December 29, 2014, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-10 of the accompanying currency terms supplement
Business day:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-23 in the accompanying currency terms supplement
Interest:	the notes do not bear interest
No listing:	the notes will not be listed on any securities exchange or interdealer market quotation system
No redemption:	the notes will not be subject to any redemption right
Use of proceeds and hedging:	as described under “Use of Proceeds” and “Hedging” on page S-30 of the accompanying currency terms supplement
ERISA:	as described under “Employee Retirement Income Security Act” on page S-39 of the accompanying currency terms supplement
Supplemental plan of distribution:

as described under “Supplemental Plan of Distribution” on page S-40 of the accompanying currency terms supplement; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $15,000.

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of 1.50% of the face amount.  Accounts of certain national banks, acting as purchase agents for such accounts, have agreed with the purchase agents to pay a purchase price of 98.50% of the face amount, and as a result of such agreements the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount set forth on the front cover page of this pricing supplement from Goldman, Sachs & Co.

We will deliver the notes against payment therefor in New York, New York on December 28, 2012, which is the fourth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in four business days (T + 4), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent:	Goldman, Sachs & Co.
CUSIP no.:	38141GLK8
ISIN no.:	US38141GLK84
FDIC:	the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

Additional Terms Specific to Your Notes

You should read this pricing supplement together with the prospectus dated September 19, 2011, the prospectus supplement dated September 19, 2011 and the currency terms supplement dated August 24, 2012. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated September 19, 2011:

http://sec.gov/Archives/edgar/data/886982/000119312511251384/d226127ds3asr.htm

Prospectus supplement dated September 19, 2011:

http://sec.gov/Archives/edgar/data/886982/000119312511251448/d233005d424b2.htm

Currency terms supplement dated August 24, 2012:

http://sec.gov/Archives/edgar/data/886982/000119312512368549/d402410d424b2.htm

(Linked to an Equally Weighted Basket of Exchange Rates)
Issued by:
The Goldman Sachs Group, Inc.

The following table is provided for purposes of illustration only. It should not be taken as an indication or prediction of future investment results and is intended merely to illustrate the impact that the various hypothetical basket returns could have on the cash settlement amount at maturity assuming all other variables remain constant.

Hypothetical Cash Settlement Amount

200%
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
Hypothetical Cash Settlement Amount as % of Face Amount
Note Performance
Basket Performance
-5.00%
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
100%
Hypothetical Basket Return

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical basket returns on the determination date could have on the cash settlement amount, assuming all other variables remain constant. No one can predict what the basket exchange rates will be on the determination date. The basket exchange rates have been highly volatile in the past — meaning that the basket exchange rates have changed substantially in relatively short periods — and their performance cannot be predicted for any future period. The final basket level can appreciate or depreciate due to changes in any of the basket exchange rates.

Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment directly in the applicable currencies.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the basket exchange rates and our creditworthiness.  In addition, the estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) was less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Were Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Was Less Than the Original Issue Price Of Your Notes” on page PS-12 of this pricing supplement.  The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount per note	$1,000
Initial basket level	100
Upside participation rate	223.00%
Minimum settlement amount	$950.00
Notes purchased on the original issue date at the face amount and held to the stated maturity date
The determination date is a fixing day for each basket exchange rate

For these reasons, the actual performance of the basket exchange rates over the life of the offered notes, as well as the cash settlement amount at maturity, may bear little relation to the hypothetical examples shown below or to the historical levels of the basket exchange rates shown elsewhere in this pricing supplement. For information about the basket exchange rates during recent periods, see “The Basket Exchange Rates — Historical Exchange Rates” on page PS-16. Before investing in the offered notes, you should consult publicly available information to determine the basket exchange rates between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the examples below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the applicable currencies.

The levels in the left column of the following table represent hypothetical basket returns. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical basket return, and are expressed as percentages of the face amount of a note (rounded to the nearest one hundredth of one percent). Thus, a hypothetical cash settlement amount of 100% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100% of the face amount of a note, based on the corresponding hypothetical basket return and the assumptions noted above.

The final basket level will be determined based on the performance of each of the basket exchange rates.  The initial basket level is 100.  The basket return will be equal to the quotient of (1) the final basket level minus the initial basket level divided by (2) the initial basket level, expressed as a positive or negative percentage.

Hypothetical Cash Settlement Amount
Hypothetical Basket Return	(as Percentage of Face Amount)
50.00%	211.50%
30.00%	166.90%
25.00%	155.75%
10.00%	122.30%
5.00%	111.15%
0.00%	100.00%
-1.00%	99.00%
-2.50%	97.50%
-5.00%	95.00%
-25.00%	95.00%
-50.00%	95.00%
-75.00%	95.00%
-90.00%	95.00%
-100.00%	95.00%

If, for example, the basket return was determined to be -50.00%, the cash settlement amount that we would deliver to you at maturity would be 95.00% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose 5.00% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

The following chart shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would deliver to the holder of the notes on the stated maturity date, if the basket return was any of the hypothetical returns shown on the horizontal axis.

The cash settlement amounts shown above are entirely hypothetical; they are based on basket exchange rates that may not be achieved on the determination date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-6 of the accompanying currency terms supplement.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual basket return or what the market value of your notes will be on any given day, nor can we predict the relationship between the basket level and the market value of your notes at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive on the stated maturity date and the total rate of return on the offered notes will depend on the actual basket return determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your note on the stated maturity date may be very different from the information reflected in the table, hypothetical examples and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011 and “Additional Risk Factors Specific to the Notes” in the accompanying currency terms supplement.  You should carefully review these risks as well as the terms of the notes described herein and in the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, and the accompanying currency terms supplement, dated August 24, 2012, of The Goldman Sachs Group, Inc. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the basket exchange rates or applicable currencies. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Were Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Was Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes were set on the trade date, as determined by reference to Goldman, Sachs & Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth on the cover of this pricing supplement; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, our creditworthiness and other relevant factors.  If Goldman, Sachs & Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes were set on the trade date, as disclosed on the front cover of this pricing supplement, Goldman, Sachs & Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-6 of the accompanying currency terms supplement.

The difference between the estimated value of your notes as of the time the terms of your notes were set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to Goldman, Sachs & Co. and the amounts Goldman, Sachs & Co. pays to us in connection with your notes. We pay to Goldman, Sachs & Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, Goldman, Sachs & Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to Goldman, Sachs & Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes at any price and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Notes — Your Notes May Not Have an Active Trading Market” on page S-7 of the accompanying currency terms supplement.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes will be based on the performance of the basket, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

Due to the Basket Level Formula, the Return on Your Notes Is Limited

Due to the basket level formula, the return on your notes is limited to $3,230 for each $1,000 face amount of your notes, as the basket return can never be above 100%.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. Unless the cash settlement amount on your notes on the stated maturity date substantially exceeds the amount you paid for your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

A Decline in One Currency in the Basket Against the U.S. Dollar May Offset Increases in the Other Currencies in the Basket Against the U.S. Dollar Over the Life of the Notes

Declines in one currency in the basket against the U.S. dollar (i.e., if the value of the U.S. dollar strengthens against such currency) may offset increases in one or more other currencies in the basket against the U.S. dollar. As a result, even if one or more currencies in the basket have appreciated against the U.S. dollar over the term of your notes, you may lose a significant amount of your investment if some or all of the other currencies in the basket decline versus the U.S. dollar.

The Cash Settlement Amount on Your Notes Will Not Be Affected by the Basket Level on Any Date Other Than the Determination Date

The cash settlement amount will be based on the final basket level on the determination date.  Although the actual basket level on the stated maturity date or at other times during the life of your notes may be lower than the final basket level, you will not benefit from the basket level at any time other than on the determination date.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes.  If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount.  If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.  In addition, the impact of the buffer amount on the return on your investment will depend upon the price you pay for your notes relative to the face amount. For example, the buffer amount, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

Your Notes Will Be Treated as Debt Instruments Subject to Special Rules Governing Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes

The notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different. Please see “Supplemental Discussion of U.S. Federal Income Tax Consequences” below for a more detailed discussion. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

THE BASKET EXCHANGE RATES

We have derived all information regarding each of the basket exchange rates contained in this pricing supplement from publicly available information, without independent verification.

Historical Basket Return Example

We have further assumed that the notes are purchased on the original issue date and held until the stated maturity date.  If you sell your notes before the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the example below.  Some of these factors are explained in more detail in this pricing supplement.

The following chart is based on the basket return for the period from December 21, 2007 through December 21, 2012 of a basket which is weighted as described above on PS-3 and does not take into account any taxes you may owe as a result of owning your notes.  No one can predict what the final exchange rates will be on the determination date.  The basket return can appreciate or depreciate due to changes in the basket exchange rates.

For these reasons, the actual performance of the basket over the life of the offered notes, as well as the cash settlement amount at maturity may bear little relation to the historical basket returns in the example shown below.  The historical information about the applicable currencies during recent periods is set forth below.

The chart below assumes that there is no change in, or affecting, the basket exchange rates or the method by which the calculation agent calculates the basket returns.

Historical Basket Return

Historical Exchange Rates

The respective basket exchange rates have fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in any of the basket exchange rates during any period shown below is not an indication that such basket exchange rates are more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical exchange rates as an indication of future performance. We cannot give you any assurance that the future performance of the basket exchange rates will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. During the period from January 2, 2007 through December 21, 2012, there were 977 24-month periods, the first of which began on January 2, 2007 and the last of which ended on December 21, 2012.  In 736 of such 977 24-month periods the basket level on the final date of such period fell below 100.00% of the basket level on the initial date of such period. Therefore, during approximately 75.33% of such 24-month periods, if you had owned notes with terms similar to these notes, you may have received less than the face amount of such notes at maturity. (We calculated these figures using fixed 24-month periods and did not take into account holidays or non-business days.)

Neither we nor any of our affiliates makes any representation to you as to the performance of the basket exchange rates. The actual performance of the basket exchange rates over the life of the offered notes, as well as the cash settlement amount at maturity may bear little relation to the historical exchange rates shown below.

The following tables set forth the published high, low and end of quarter daily exchange rates for each of the four calendar quarters in 2009, 2010, 2011 and 2012 (through December 21, 2012), as published by WM Company, Korea Financial Telecommunications and Clearing Corporation and the Association of Banks in Singapore, as applicable, and displayed on the relevant source specified in “Special Calculation Provisions — Level of an Exchange Rate” on page S-23 of the accompanying currency terms supplement for such periods. As set forth in the following tables, a decrease in a basket exchange rate for a given day indicates a weakening of the USD against the relevant currency, while an increase in a basket exchange rate indicates a strengthening of the USD against that currency. We obtained the information in the tables below, WM Company, Korea Financial Telecommunications and Clearing Corporation and the Association of Banks in Singapore, as applicable, without independent verification. The historical exchange rates and historical exchange rate performance set forth below should not be taken as an indication of future performance. We cannot give you any assurance that the initial basket level will be equal to or greater than the final basket level or that the cash settlement amount at maturity will be greater than the face amount of your notes.

Quarterly High, Low and Period End Exchange Rates of MXN versus USD

	High	Low	Period End
2009
Quarter ended March 31	15.3835	13.3585	14.1030
Quarter ended June 30	13.9925	12.8610	13.1703
Quarter ended September 30	13.8104	12.8078	13.5051
Quarter ended December 31	13.7062	12.5827	13.0554
2010
Quarter ended March 31	13.1660	12.3253	12.3253
Quarter ended June 30	13.2330	12.1650	12.8844
Quarter ended September 30	13.1617	12.4787	12.5312
Quarter ended December 31	12.5945	12.2133	12.3340
2011
Quarter ended March 31	12.2629	11.9073	11.9073

	High	Low	Period End
Quarter ended June 30	11.9681	11.5004	11.7269
Quarter ended September 30	13.8639	11.5675	13.8298
Quarter ended December 30	14.2122	13.1138	13.9554
2012
Quarter ended March 30	13.7503	12.6130	12.8105
Quarter ended June 30	14.4463	12.7091	13.4259
Quarter ended September 30	13.6870	12.7308	12.8573
Quarter ending December 30 (through December 21, 2012)	13.2415	12.6909	12.8752

Quarterly High, Low and Period End Exchange Rates of KRW versus USD

	High	Low	Period End
2009
Quarter ended March 31	1,573.60	1,292.10	1,398.20
Quarter ended June 30	1,376.80	1,236.10	1,277.90
Quarter ended September 30	1,295.70	1,181.40	1,181.40
Quarter ended December 31	1,200.60	1,152.80	1,167.60
2010
Quarter ended March 31	1,172.60	1,119.80	1,132.50
Quarter ended June 30	1,261.50	1,104.00	1,230.10
Quarter ended September 30	1,231.20	1,141.30	1,141.30
Quarter ended December 31	1,164.90	1,106.10	1,138.90
2011
Quarter ended March 31	1,137.60	1,100.10	1,100.10
Quarter ended June 30	1,096.30	1,066.80	1,070.10
Quarter ended September 30	1,186.00	1,049.50	1,178.10
Quarter ended December 30	1,199.50	1,104.50	1,153.30
2012
Quarter ended March 30	1,164.30	1,114.50	1,134.20
Quarter ended June 30	1,181.80	1,123.40	1,151.90
Quarter ended September 30	1,151.40	1,112.90	1,112.90
Quarter ending December 30 (through December 21, 2012)	1,115.40	1,071.80	1,075.40

Quarterly High, Low and Period End Exchange Rates of IDR versus USD

	High	Low	Period End
2009
Quarter ended March 31	12,172	10,880	11,689
Quarter ended June 30	11,678	9,992	10,230
Quarter ended September 30	10,276	9,589	9,680
Quarter ended December 31	9,701	9,295	9,399
2010
Quarter ended March 31	9,426	9,070	9,119
Quarter ended June 30	9,369	9,000	9,082
Quarter ended September 30	9,090	8,921	8,921
Quarter ended December 31	9,050	8,889	8,990
2011
Quarter ended March 31	9,087	8,706	8,706
Quarter ended June 30	8,700	8,507	8,597
Quarter ended September 30	9,109	8,459	8,884

	High	Low	Period End
Quarter ended December 30	9,218	8,833	9,198
2012
Quarter ended March 30	9,214	8,977	9,188
Quarter ended June 30	9,621	9,152	9,478
Quarter ended September 30	9,595	9,366	9,589
Quarter ending December 30 (through December 21, 2012)	9,792	9,585	9,792

Quarterly High, Low and Period End Exchange Rates of TRY versus USD

	High	Low	Period End
2009
Quarter ended March 31	1.8048	1.5180	1.6731
Quarter ended June 30	1.6519	1.5246	1.5362
Quarter ended September 30	1.5529	1.4598	1.4864
Quarter ended December 31	1.5294	1.4446	1.4990
2010
Quarter ended March 31	1.5572	1.4518	1.5222
Quarter ended June 30	1.6083	1.4710	1.5833
Quarter ended September 30	1.5839	1.4465	1.4465
Quarter ended December 31	1.5638	1.3948	1.5390
2011
Quarter ended March 31	1.6166	1.5369	1.5439
Quarter ended June 30	1.6417	1.5072	1.6240
Quarter ended September 30	1.8604	1.6106	1.8595
Quarter ended December 30	1.9181	1.7445	1.8886
2012
Quarter ended March 30	1.8862	1.7399	1.7829
Quarter ended June 30	1.8637	1.7548	1.8087
Quarter ended September 30	1.8280	1.7777	1.7956
Quarter ending December 30 (through December 21, 2012)	1.8187	1.7756	1.7959

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying currency terms supplement.

The following section is the opinion of Sidley Austin LLP, counsel to The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•                  a dealer in securities or currencies;

•                  a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•                  a bank;

•                  a regulated investment company;

•                  a life insurance company;

•                  a tax-exempt organization;

•                  a person that owns the notes as a hedge or that is hedged against interest rate risks;

•                  a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or

•                  a United States holder whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of notes and you are:

•                  a citizen or resident of the United States;

•                  a domestic corporation;

•                  an estate whose income is subject to U.S. federal income tax regardless of its source; or

•                  a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

Your notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of your notes prior to your receipt of cash attributable to such income.

We have determined that the comparable yield for the notes is equal to 1.27% per annum, compounded semi-annually, with a projected payment at maturity of $1,025.69 based on an investment of $1,000. Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, we have determined that you would be required to report the following amounts as ordinary income, not taking into account any positive or negative adjustments you may be required to take into account based on the actual payments on the notes, from the note each year:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 note) as of End of Accrual Period

December 28, 2012 through December 31, 2012	$0.08	$0.08
January 1, 2013 through December 31, 2013	$12.74	$12.82
January 1, 2014 through December 29, 2014	$12.87	$25.69

You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your U.S. federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.

You will recognize income or loss upon the sale, exchange, or maturity of your notes in an amount equal to the difference, if any, between the cash amount you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes will equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes (in accordance with the comparable yield and the projected payment schedule for your notes), increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your notes at a price other than the adjusted issue price determined for tax purposes (as described in the accompanying currency terms supplement).

Any income you recognize upon the sale, exchange, or maturity of your notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and thereafter, capital loss. If you are a noncorporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “Supplemental Discussion of U.S. Federal Income Tax Consequences — United States Alien Holders” in the accompanying currency terms supplement for a description of the tax consequences relevant to you. You are a United States alien holder if you are the beneficial owner of the notes and are, for U.S. federal income tax purposes:

•                  a nonresident alien individual;

•                  a foreign corporation; or

•                  an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying currency terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

		$28,180,000 The Goldman Sachs Group, Inc. Leveraged Currency-Linked Medium-Term Notes, Series D, due 2014 (Linked to an Equally Weighted Basket of Exchange Rates) Goldman, Sachs & Co.

Summary Information	PS-2
Hypothetical Examples	PS-8
Additional Risk Factors Specific to Your Notes	PS-12
The Basket Exchange Rates	PS-15
Supplemental Discussion of Federal Income Tax Consequences	PS-19

Currency Terms Supplement dated August 24, 2012

Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-10
Use of Proceeds	S-30
Hedging	S-30
Supplemental Discussion of Federal Income Tax Consequences	S-31
Employee Retirement Income Security Act	S-40
Supplemental Plan of Distribution	S-41

Prospectus Supplement dated September 19, 2011

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28

Prospectus dated September 19, 2011

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140